August 3, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Edward Bartz and Chad Eskildsen

Re:	Business Development Corporation of America Registration Statement on Form N-14 File Number: 333-257321

Dear Mr. Bartz and Mr. Eskildsen:

This is being sent to you in accordance with the requirements set forth in the Morgan Stanley & Co. Incorporated SEC No-Action Letter (avail. June 5, 1991) (the “Morgan Stanley Letter”), the Brown & Wood LLP SEC No-Action Letter (avail. February 7, 1997) and the Shearman & Sterling SEC No-Action Letter (avail. July 2, 1993), relating to registered exchange offers.

On June 23, 2021, Business Development Corporation of America, a Maryland corporation (the “Company”), filed with the Securities and Exchange Commission (the “Commission”) a Registration Statement on Form N-14 (File No. 333-257321) (the “Registration Statement”), relating to a proposed exchange offer (the “Exchange Offer”), whereby the Company would offer to exchange up to $300,000,000 in aggregate principal amount of its 3.250% Notes due 2026 (the “Exchange Notes”) for an equivalent principal amount of its previously-issued and outstanding 3.250% Notes due 2026 (the “Restricted Notes”). The terms of the Exchange Notes and the Restricted Notes are substantially identical in all respects, except that the Exchange Notes will be registered under the Securities Act of 1933, as amended (the “Securities Act”), and will not contain transfer restrictions, registration rights or additional interest provisions.

Pursuant to the requirements of the Morgan Stanley Letter, the Company hereby advises you that it is registering the Exchange Offer in reliance on the position of the Staff of the Commission enunciated in the Exxon Capital Holdings Corporation SEC No-Action Letter (avail. April 13, 1988) (the “Exxon Capital Letter”) and the Morgan Stanley Letter. The Company represents that with respect to any broker-dealer that participates in the Exchange Offer with respect to the Restricted Notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Company or an affiliate of the Company to distribute the Exchange Notes. The Company further represents that it has not entered into any arrangement or understanding with any person (including any broker-dealer) to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Company’s information and belief, each person (including any broker-dealer) participating in the Exchange Offer will acquire the Exchange Notes in its ordinary course of business and will have no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer. In this regard, the Company will make each person (including any broker-dealer) participating in the Exchange Offer aware, through the Exchange Offer prospectus or otherwise, that any securityholder using the Exchange Offer to participate in a distribution of the Exchange Notes to be acquired in the registered Exchange Offer (1) cannot rely on the position of the Staff of the Commission enunciated in the Exxon Capital Letter or similar letters and (2) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

In addition, the Company will make each person (including any broker-dealer) participating in the Exchange Offer aware, through the Exchange Offer prospectus or otherwise, that any broker-dealer who holds the Restricted Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives the Exchange Notes in exchange for such Restricted Notes pursuant to the Exchange Offer, may be deemed to be an “underwriter” within the meaning of the Securities Act and must deliver a prospectus meeting the requirements of the Securities Act (which prospectus delivery requirement may be satisfied with the Exchange Offer prospectus because it contains a plan of distribution with respect to such resale transactions) in connection with any resale of such Exchange Notes. Further, the Company will include in the transmittal letter relating to the Exchange Offer a provision to the effect that, if the exchange offeree is a broker-dealer holding Restricted Notes acquired for its own account as a result of market-making activities or other trading activities, such exchange offeree will acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Restricted Notes pursuant to the Exchange Offer. The transmittal letter will also state that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. (See the form of Letter of Transmittal filed as an exhibit to the Registration Statement.)

The Company will not permit any person who is an affiliate of the Company to participate in the Exchange Offer.

The Company will commence the Exchange Offer for the Restricted Notes after the Registration Statement is declared effective by the Staff of the Commission. The Exchange Offer will remain in effect for a limited time and will be conducted by the Company in compliance with the applicable requirements of the Securities Exchange Act of 1934, and the rules and regulations of the Commission thereunder, including Rule 14e-1, to the extent applicable.

Please feel free to call Thomas J. Friedmann at (617) 728-7120 or Matthew S. Virag at (617) 728-7112 of Dechert LLP if you have any questions regarding this letter.

Sincerely,

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

By:	/s/ Richard J. Byrne
Richard J. Byrne
Chairman, Chief Executive Officer and President